June 22, 2012

VIA EDGAR & OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel L. Gordon, Branch Chief

Re:	Strategic Hotels & Resorts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-32223

Dear Mr. Gordon:

In connection with the Staff’s comment letter dated June 18, 2012 regarding Strategic Hotels & Resorts, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2012, I hereby submit the Company’s response. The Staff’s comment is reproduced in its entirety below, and the response thereto is set forth in bold after the comment.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 23, 2012

Note 9. Indebtedness

Bank Credit Facility, page 98

1.	We note that your secured bank credit facility agreement includes restrictions on SHR and SH Funding’s ability to pay dividends unless certain ratios and other conditions are met. Please tell us how you considered the requirements of Rule 4-08(g)(ii) and Rule 5-04 Schedule I of Regulation S-X as it relates to disclosure of restricted net assets for consolidated subsidiaries and parent-only financial statements, respectively.

Response:

The Company advises the Staff that per a telephone conference between Stephen Briggs, the Company’s Chief Accounting Officer, and Jorge Bonilla of the Staff on June 19, 2012, to obtain clarification regarding the Staff’s comment, it was confirmed that the reference in the comment above to the requirements of Rule 4-08(g)(ii) was intended to reference Rule 4-08(e)3(i) and (ii). Accordingly, the Company has reviewed and considered the requirements of Rule 4-08(e) and Rule 5-04 Schedule I as well as the guidance set forth in SAB Topic 6K.2. The

Company advises the Staff that although the Company’s secured bank credit facility includes restrictions that limit the ability of the Company and its operating partnership, Strategic Hotel Funding, L.L.C. (“SH Funding”), to pay dividends upon the occurrence of certain conditions (such as non-compliance with the minimum fixed charge coverage ratio of 1.35:1 and an event of default as set forth in the bank credit facility agreement), the bank credit facility does not generally restrict the transfer of funds from SH Funding to the Company in the form of intercompany loans or advances (provided that no event of default has occurred and that such loans or advances are on terms that are comparable to arms-length transactions). Further, we note that the restricted net assets of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent-or-less owned subsidiaries accounted for under the equity method together as of December 31, 2011 were below the 25% threshold. Accordingly, the disclosures described in Rule 4-08(e)3(i) and (ii) and Rule 5-04 Schedule I were not required.

*    *    *

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (312) 658-5756.

Sincerely,

/s/ Stephen M. Briggs

Stephen M. Briggs

Senior Vice President, Chief Accounting Officer

Strategic Hotels & Resorts, Inc.

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